UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A
Amendment No. 1
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NORTHWEST NATURAL GAS COMPANY
(Exact name of registrant as specified in its charter)

Oregon	93-0256722
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

220 N.W. Second Avenue, Portland, Oregon 97209
(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Stock, no par value	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not Applicable

Securities registered pursuant to Section 12(g) of the Act: None.

Explanatory Note
No new securities are being registered pursuant to this Amendment No. 1 to Form 8-A, which is being filed solely to update the description of common stock included in the Registration Statement on Form 8-A filed by Northwest Natural Gas Company (“NW Natural”) on June 29, 2000.
Item 1.       Description of Registrant’s Securities to be Registered.
General
The class of securities of NW Natural to be registered hereby is NW Natural’s common stock, no par value (the “common stock”). The following is a summary of certain rights and privileges of NW Natural’s common stock. This summary description does not purport to be complete. Reference is made to NW Natural’s Amended and Restated Articles of Incorporation, amended as of June 3, 2008, and Bylaws, as amended through May 22, 2014, which are incorporated herein by reference. The following statements are qualified in their entirety by such references.
Under NW Natural’s Amended and Restated Articles of Incorporation, NW Natural is authorized to issue 100,000,000 shares of common stock and 3,500,000 shares of preferred stock. At September 30, 2016, 27,557,756 shares of common stock were outstanding and no shares of preferred stock were outstanding.
Dividends and Liquidation Rights
Except as hereinafter stated, the common stock is entitled to receive such dividends as are declared by the Board of Directors and to receive ratably on liquidation any assets which remain after payment of liabilities. NW Natural has an authorized class of senior capital stock, referred to as preferred stock, none of which is currently outstanding. NW Natural’s preferred stock is entitled in preference to the common stock (1) to cumulative dividends at the annual rate fixed for each series by the Board of Directors, and (2) in voluntary and involuntary liquidation, to the amounts fixed for each series by the Board of Directors, plus in each case, unpaid accumulated dividends.
Dividend Limitations
Should dividends on the preferred stock be in arrears, no dividends on the common stock may be paid or declared. Future series of the preferred stock could contain sinking fund, purchase or redemption obligations under which no dividends on the common stock may be paid or declared while such obligations are in default. Common stock dividends also may be restricted by the provisions of future instruments pursuant to which NW Natural may issue long-term debt.
Voting Rights
Except as provided by law or by resolutions establishing a series of preferred stock, only the common stock has voting rights. Cumulative voting is permitted by the Amended and Restated Articles of Incorporation to holders of common stock at elections of directors.
Classification of the Board of Directors
The Board of Directors of NW Natural may consist of not less than 9 nor more than 13 persons, as determined by the Board, divided into three classes as nearly equal in number as possible. The number of directors as of the date of this Amendment No. 1 to Form 8-A is 10. One class is elected for a three-year term at each annual meeting of shareholders. Vacancies, including those resulting from an increase in the size of the Board, may be filled by a majority vote of the directors then in office, to serve until the next annual meeting of shareholders. One or more of the directors may be removed, with or without cause, by the affirmative vote of the holders of not less than two-thirds of the shares entitled to vote thereon; provided, however, that if fewer than all of the directors should be candidates for removal, no one of them shall be removed if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the class of directors of which such director shall be a part. Except for those persons nominated by the Board, no person shall be eligible for election as a director unless a request from a shareholder entitled to vote in the election of directors that such person be nominated and such person’s consent thereto shall be delivered to the Secretary of NW Natural within the time period specified in advance of the meeting at which such election shall be held. The foregoing provisions may not be amended or repealed except by the affirmative vote of the holders of not less than two-thirds of the shares entitled to vote at an election of directors.
Business Transactions with Related Persons
NW Natural shall not enter into any business transaction with a related person or in which a related person shall have an interest (except proportionately as a shareholder of NW Natural) without first obtaining both (1) the affirmative vote of the holders of not less than two-thirds of the outstanding shares of the capital stock of NW Natural not held by such related person, and (2) the determination of a majority of the continuing directors that the cash or fair market value of the property, securities or other consideration to be received per share by the holders, other than such related person, of the shares of each class or series of the capital stock of NW Natural in such business transaction shall not be less than the highest purchase price paid by such related person in acquiring any of its holdings of shares of the same class or series, unless the continuing directors by a majority vote shall either (a) have expressly approved the acquisition of the shares of the capital stock of NW Natural that caused such related person to become a related person, or (b) have expressly approved such business transaction. As used in this paragraph: a “business transaction” includes a merger, consolidation, plan of exchange or recapitalization, a purchase, sale, lease, exchange, transfer, mortgage or other disposition of all or a substantial part (10% or more of the fair market value of the assets) of the property and assets of NW Natural or a related person, an issuance, sale, exchange or other disposition of securities of NW Natural and a liquidation, spin-off or dissolution; a “related person” includes a person, organization or group thereof owning 10% or more of the capital stock of NW Natural; “continuing directors” are those whose nominations for directorship shall have been approved by a majority of the directors in office on April 9, 1984 or by a majority of the then continuing directors. The foregoing provisions may not be amended or repealed except by the affirmative vote of the holders of not less than two-thirds of the shares of the capital stock of NW Natural (other than shares held by related persons).
Preemptive Rights
The holders of the common stock have no preemptive rights.
Other Provisions
The issued and outstanding shares of NW Natural’s common stock are fully paid and nonassessable.
Listing
Our common stock is listed for trading on the New York Stock Exchange.
Certain Anti-Takeover Matters
NW Natural’s Amended and Restated Articles of Incorporation and Bylaws include a number of provisions that may have the effect of discouraging persons from acquiring large blocks of its stock or delaying or preventing a change in its control. The material provisions that may have such an effect include:

•	establishment of a classified Board of Directors, whereby approximately only one-third of the board stands for election each year;

•
limitations on certain business transactions (including mergers, consolidations, plans of exchange) with any person or entity and any persons or entities related thereto who beneficially own 10 percent or more of the capital stock of NW Natural;

•	authorization for NW Natural’s Board of Directors (subject to any applicable law) to issue preferred stock in series and to fix rights and preferences of the series;

•	advance notice procedures with respect to nominations of directors or proposals other than those adopted or recommended by NW Natural’s Board of Directors; and

•
requirement that holders of not less than two-thirds of the shares entitled to vote are required to remove directors or to amend certain provisions of NW Natural’s Amended and Restated Articles of Incorporation.

NW Natural is subject to the provisions of sections 60.825 to 60.845 of the Oregon Business Corporation Act (the “Oregon Business Combinations Act”) which generally provide that in the event a person or entity acquires 15% or more of NW Natural’s voting stock (“interested shareholder”), NW Natural and such interested shareholder and any affiliate may not engage in the following business combinations for a period of three years following the date that person became an interested shareholder:

•	a merger or plan of share exchange;

•
any sale, lease, mortgage or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of NW Natural’s assets or outstanding capital stock; and

•	transactions that result in the issuance of capital stock to the shareholder that acquired 15% or more of the voting stock.

These restrictions do not apply if:

•
the Board of Directors approved either the business combination or the share acquisition that resulted in the person becoming an interested shareholder before the time such person became an interested shareholder;

•
as a result of the share acquisition, the person became an interested shareholder and 85% owner of the outstanding voting stock, excluding shares owned by persons who are directors and also officers and shares owned by certain employee benefit plans; or

•
on or after the date the person became an interested shareholder, the business combination transaction is approved by the Board of Directors and authorized by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested shareholder.

NW Natural is also subject to the provisions of Sections 60.801 to 60.816 of the Oregon Business Corporation Act (the “Oregon Control Share Act”), which generally provide that a person who acquires voting stock in a transaction which results in such person holding more than 20%, 33-1/3% or 50% of the total voting power cannot vote the shares it acquires in the acquisition unless voting rights are accorded to such control shares by the holders of a majority of the outstanding voting shares, excluding the control shares held by such person and shares held by officers and inside directors, and by the holders of a majority of the outstanding voting shares, including the control shares held by such person and shares held by officers and inside directors. This vote would be required at the time an acquiring person’s holdings exceed 20% of the total voting power, and again at the time the acquiring person’s holdings exceed 33-1/3% and 50%, respectively. The acquiring person may, but is not required to, submit to NW Natural an “acquiring person statement” setting forth certain information about the acquiring person and its plans with respect to NW Natural. The acquiring person statement may also request that NW Natural call a special meeting of shareholders to determine whether the control shares will be allowed to retain voting rights. If the acquiring person does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual meeting or special meeting of shareholders that is held more than 60 days after the date of the acquisition of control shares. Shares are not deemed to be acquired in a control share acquisition if, among other things, they are acquired from the issuing corporation, or are issued pursuant to a plan of merger or exchange effected in compliance with the Oregon Business Corporation Act and the issuing corporation is a party to the merger or exchange agreement.
The Oregon Control Share Act and the Oregon Business Combinations Act have anti-takeover effects because they will encourage any potential acquirer to negotiate with NW Natural’s Board of Directors and will also discourage potential acquirers unwilling to comply with the provisions of these laws. An Oregon corporation may provide in its articles of incorporation or bylaws that the laws described above do not apply to its shares. NW Natural has not adopted such a provision.
NW Natural is also subject to Oregon Revised Statutes Chapter 757.511 which generally provides that no person, directly or indirectly, shall acquire the power to exercise any substantial influence over the policies and actions of a public utility without first securing from the Oregon Public Utility Commission (“OPUC”) an order authorizing such acquisition if such person is, or by such acquisition would become, an “affiliated interest” with such public utility as defined by Oregon law. Any applicant requesting such an order bears the burden of showing that granting the application is in the public interest. This provision of Oregon law may have anti-takeover effects by subjecting potential acquisitions to OPUC review and approval.
Item 2.       Exhibits.
Pursuant to the Instructions as to Exhibits with respect to Form 8-A, the following exhibits are being filed with the Commission in connection with this Registration Statement.

4(a)	Amended and Restated Articles of Incorporation, dated June 3, 2008 (incorporated herein by reference to Exhibit 3.1 to Form 10-Q for the quarter ended June 30, 2008, File No. 1-15973).
4(b)	Bylaws as amended May 22, 2014 (incorporated herein by reference to Exhibit 3.1 to Form 8-K filed May 29, 2014, File No. 1-15973).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NORTHWEST NATURAL GAS COMPANY

Dated: October 26, 2016	/s/ MardiLyn Saathoff
MardiLyn Saathoff
Senior Vice President, General Counsel and
Regulation

Exhibit Index

4(a)	Amended and Restated Articles of Incorporation, dated June 3, 2008 (incorporated herein by reference to Exhibit 3.1 to Form 10-Q for the quarter ended June 30, 2008, File No. 1-15973).
4(b)	Bylaws as amended May 22, 2014 (incorporated herein by reference to Exhibit 3.1 to Form 8-K filed May 29, 2014, File No. 1-15973).